September 7, 2010

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Lake Victoria Mining Company, Inc.
File No. 000-53291

Dear Mr Schwall:

In response to your comments, please be advised as follows:

General

1.           In our previous correspondence letter dated August 17, 2010, we stated that we intended to file amendments to our Form 10-K for fiscal year ended March 31, 2009 and Form 8-K filed July 14, 2009.  This was a typographical error, and since these amendments are not required, we do not intend to file amendments to these documents.

The Company further acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not disclose the Commission from taking any action with respect to the filing.

*
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

*
the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Sincerely

ROGER A. NEWELL
ROGER A. NEWELL
President
LAKE VICTORIA MINING COMPANY

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Address: 1781 Larkspur Drive, Golden, Colorado, 80401                                                                                                Tel: 1-303-526-5100          www.lvcamining.com